Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

May 2, 2022

Filed via EDGAR

Ms. Karen L. Rossotto

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Legg Mason ETF Investment Trust (the “Trust”)

        (File Nos. 333-206784; 811-23096)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 138/141 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) relating to the Legg Mason Small-Cap Quality Value ETF (renamed the Royce Quant Small-Cap Quality Value ETF) series of the Trust (the “Fund”), which was filed with the Commission on March 11, 2022 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Amendment was filed to reflect revisions to the Fund’s name, investment objective and principal investment strategies as further described in the Amendment. The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1. Comment: Under the heading “Fees and expenses of the fund” in the Prospectus, disclosure regarding the unitary management fee structure is included as part of the narrative lead-in section to the fee table, rather than in a footnote to the fee table. The Staff notes that other funds typically include this disclosure in a footnote to the fee table. Please explain why this disclosure was placed in the narrative lead-in section and consider moving this disclosure to a footnote to the fee table.

Response: The Trust has considered this comment and respectfully submits that the relocation of this language to a footnote is not necessary. The Fund has a unitary fee structure, and the Trust believes that it is helpful to investors to explain which expenses are covered by the unitary management fee and which are not. The Trust further submits that other funds with similar fee structures include this disclosure in the text prior to the fee table and that the specific placement of the disclosure was agreed to by the SEC staff at the time of the implementation of the Summary Prospectus amendments to Form N-1A.

2. Comment: Please confirm that the Fund does not plan on charging 12b-1 fees for at least one year from the effective date of the filing; otherwise, such fees should be disclosed in the fee table.

Response: The Trust confirms that the Fund does not plan on charging 12b-1 fees for at least one year from the effective date of the Prospectus.

3. Comment: In the expense example in the Prospectus, the disclosure references any applicable fee waiver or expense reimbursement, however the fee table does not indicate that a fee waiver or expense reimbursement is being applied for the Fund. Please explain why this disclosure is included if it is not applicable to this Fund.

Response: The Trust notes that the above-referenced disclosure is uniform across the Legg fund family, regardless of whether a particular fund is subject to a fee waiver or expense reimbursement, and therefore prefers to maintain the referenced disclosure in order to preserve uniformity across the Legg fund family.

4. Comment: The principal investment strategies section states that “the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities of small-capitalization companies or other instruments with similar characteristics.” Please clarify what “other instruments with similar characteristics” refers to in this sentence. In particular, please disclose the specific derivative instruments that are utilized as part of the Fund’s principal investment strategies and confirm that any such investments that are counted towards the Fund’s 80% policy will have economic characteristics similar to equity securities of small-capitalization companies.

Response: The above-cited reference to “other instruments with similar characteristics” is intended to preserve the flexibility for the Fund to invest in other instruments in addition to the equity securities of small-capitalization companies that provide exposure and have economic characteristics similar to the equity securities of small-capitalization companies and count such investments for purposes of the Fund’s 80% investment policy. This is consistent with the Commission’s statement in the Rule 35d-1 adopting release that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). Such other instruments could include derivatives and other ETFs, though the Fund does not currently intend to utilize such investments as part of its principal investment strategies. The Trust confirms that any such “other instruments with similar characteristics” that are counted towards the Fund’s 80% policy will have economic characteristics similar to equity securities of small-capitalization companies. The Trust also confirms that all principal investments are disclosed in the Fund’s summary section of the Prospectus.

5. Comment: The principal investment strategies section states that “Small-capitalization companies are U.S.-headquartered companies listed on U.S. exchanges with market capitalizations that are between the 1001st and 3000th largest companies based on descending market capitalization at the time of investment.” Please include additional disclosure regarding the definition of small-capitalization companies. For example, (i) is there a reference index for determining the 1001st and 3000th largest companies, (ii) how does the Fund define the universe of companies for purposes of the 80% policy, and (iii) consider specifying range of market capitalizations that the Fund may include as part of the 80% policy or some other metrics to indicate how small or large the companies are.

Response: Royce does not use a reference index for determining the 1001st and 3000th largest U.S. companies. The universe is defined as all U.S.-headquartered companies that are listed on U.S. exchanges at the time of purchase and, from this universe, Royce ranks such companies by market capitalization to determine the 1001st through 3000th largest companies (i.e., to create a universe of the smallest 2000 U.S. companies by market capitalization). The market capitalization range for this universe will vary over time depending on the market capitalizations of the 1001st largest company and the 3000th largest company at any particular point in time. In response to this comment, the Trust has added the following disclosure in the Fund’s principal investment strategy section:

As of March 31, 2022, the universe was comprised of companies with capitalizations ranging from $200 million to $4.7 billion.

6. Comment: The principal investment strategies section states that “Royce uses a quantitative investment process that seeks to identify stocks with lower than average valuation, higher than average profitability, and higher than average debt coverage (i.e., available cash flow to pay current debt obligations) as compared with other stocks included in the investment universe while maintaining a comparable risk profile.” In addition, the principal investment strategies section states that “From the universe of eligible companies, Royce selects securities using its proprietary, rules-based multi-factor scoring system, with all factors measured by Royce, in an effort to identify companies which combine favorable attributes of quality and value, as defined by Royce, compared with companies within the same market sector.” Please include disclosure clarifying how companies in the investment universe are compared with respect to the quantitative factors. For example, if companies are compared on a sector basis, please clarify how Royce forms views on sector allocations.

Response: Royce evaluates the securities in the investment universe and ranks them within each sector according to the quality and value factors specified in the principal investment strategies, with sector allocations determined by the number of companies in each sector. The application of these factors yields a model score that determines the securities that are selected for inclusion in the Fund’s portfolio. The Trust has added the following disclosure in the Fund’s principal investment strategies:

Royce ranks the securities in the investment universe within each sector according to the quality and value factors, which yields a model score that determines the securities that are selected for inclusion in the Fund’s portfolio. Sector allocations are determined by the number of companies in each sector.

7. Comment: The principal investment strategies section states that “From the universe of eligible companies, Royce selects securities using its proprietary, rules-based multi-factor scoring system, with all factors measured by Royce …” Please explain what “all factors measured by Royce” means. Please specify where Royce obtains the data to measure such factors. For example, please disclose if Royce relies on third-party data providers and consider identifying such providers in the Prospectus (if Royce relies on multiple third-party data providers, please consider identifying the primary data providers). Please also consider the related risks associated with reliance on third-party data providers including, for example, that data can differ significantly among providers.

Response: The reference to “all factors measured by Royce” relates to the fact that Royce applies its own proprietary, multi-factor scoring system based on Royce’s definitions of quality and value factors rather than relying on factor scoring/definitions provided by an independent third party. The above-cited disclosure provides in full (emphasis added): “From the universe of eligible companies, Royce selects securities using its proprietary, rules-based multi-factor scoring system, with all factors measured by Royce, in an effort to identify companies which combine favorable attributes of quality and value, as defined by Royce, compared with companies within the same market sector.” In response to this comment, the Trust has revised the disclosure as follows:

From the universe of eligible companies, Royce selects securities using its proprietary, rules-based multi-factor scoring system, with all factors described herein measured and determined by Royce, in an effort to identify companies which combine favorable attributes of quality and value, as defined by Royce, compared with companies within the same market sector.

Royce uses underlying financial statement data in determining its custom defined factors. Therefore, the Trust has added the following disclosure in the Fund’s principal investment strategies:

Royce’s proprietary, rules-based multi-factor scoring system may incorporate information and data obtained from third-party providers as supplementary to Royce’s own proprietary research and analysis. Royce has the right to change the third-party service providers that support this process at any time.

In addition, the Fund’s “Quantitative model risk” has been revised as follows to address the risk associated with reliance on third-party data:

Quantitative model risk. The fund, LMPFA, and Royce cannot offer any assurance that the quantitative methodology used to determine the composition of the fund’s portfolio will achieve its intended results or maximize returns or minimize risks. When a model or data used in managing the fund contains an error, is incorrect, or incomplete, any investment decision made in reliance on the model or data may not produce the desired results and the fund may realize losses. Royce may use information and data from third-party providers, which may be incomplete, inaccurate or unavailable, and different third party providers may provide different or inconsistent information and data.

8. Comment: The principal investment strategies section states that “For value factors, Royce focuses on the free cash flow of a company compared to its enterprise value.” Please clarify what “free cash flow of a company compared to its enterprise value” means in plain English and explain how the Fund determines “enterprise value.”

Response: The Trust has revised the above-cited sentence in the Fund’s principal investment strategies as follows:

For value factors, Royce focuses on the free cash flow of a company (i.e., net cash from operating activities minus capital expenditures) compared to its enterprise value. Enterprise value is determined by adding the company’s outstanding debt (including preferred stock and minority interests) to the company’s market capitalization and then subtracting cash and cash equivalents from the total value.

9. Comment: The principal investment strategies section states that “After the securities are scored by quality and value factors, each security’s momentum score, which is based on the price performance over the most recent 30 days, is used to determine the timing of when the security may be bought or sold for the fund.” Please include disclosure clarifying how momentum scores are used for determining the timing of when a security will be bought or sold for the Fund.

Response: The following has been added to the above-referenced disclosure:

After the securities are scored by quality and value factors, each security’s momentum score, which is based on the price performance over the most recent 30 days, is used to determine the timing of when the security may be bought or sold for the fund (i.e., the momentum score is used by Royce to try to determine the opportune time to buy or sell). For example, if a security selected for inclusion in the fund’s portfolio according to the quality and value factors has exhibited high momentum, Royce may temporarily delay purchasing such security. Conversely, if a security selected for removal from the fund’s portfolio according to the quality and value factors has exhibited high momentum, Royce will typically sell such security as soon as is practicable.

10. Comment: The principal investment strategies section states that Royce may seek to sell a security if the security no longer meets its quality and value criteria. Please confirm if the Fund can engage in active trading using this sell criteria. If so, please consider including corresponding investment strategy and risk disclosure in the Prospectus regarding active trading and high portfolio turnover if this will be a principal strategy of the Fund.

Response: The Trust confirms that the Fund may engage in active trading using this sell criteria. The Trust has added the following disclosure in the Fund’s principal investment strategies section:

The fund may engage in active and frequent trading to achieve its investment objective, resulting in high portfolio turnover.

The Trust has also added the following risk disclosure in the Fund’s principal investment strategies section:

Portfolio turnover risk. The subadviser will sell a security when it believes it is appropriate to do so, regardless of how long the fund has held the security. The fund’s portfolio turnover rate may exceed 100% per year because of the anticipated use of certain investment strategies. The rate of portfolio turnover will not be a limiting factor for the subadviser in making decisions on when to buy or sell securities. High turnover will increase the fund’s transaction costs and may increase your tax liability if the transactions result in capital gains.

11. Comment: The Staff noticed that the risks are listed in alphabetical order. Please reorder the risks to be in order of priority based on their significance or importance with respect to their adverse effect on the Fund, it’s NAV and total return. The Staff notes that after the listing of the most significant risks, the remaining risks may be listed in alphabetical order. See generally SEC Release ADI 2019-08.

Response: The Trust will make the requested change.

12. Comment: In the principal risk titled “Asset class risk” in the Prospectus, the disclosure references “securities or other assets in the fund’s portfolio.” Please clarify what “other assets” refers to and confirm all principal investments are disclosed in the Fund’s principal investment strategies.

Response: The Trust has removed the reference to “other assets” in “Asset class risk.” The Trust confirms that all principal investments are disclosed in the Fund’s principal investment strategies.

13. Comment: The Staff notes that the Fund’s investment strategies focus on a variety of quantitative metrics but do not appear to include any valuation catalysts that would cause an investment to increase in value other than the market deciding that a particular company is undervalued. In “Value investing risk” in the Prospectus, please revise the disclosure to more clearly address, in plain English, the risks associated with: (1) Royce’s incorrect assessment of a company’s value or (2) even if Royce’s value assessment is accurate, poor timing of the sale of a security prior to realizing a gain in connection with changed market perception regarding the value of the security.

Response: The following disclosure has been added to “Value investing risk” in the Fund’s summary and Item 9 principal risk sections:

The value approach to investing involves the risk that stocks may remain undervalued for long periods, undervaluation may become more severe, or perceived undervaluation may actually represent intrinsic value. Value stocks may underperform the overall equity market for an extended period while the market concentrates on growth stocks. A value stock may not increase in price as anticipated by Royce if other investors fail to recognize the company’s value and bid up the price or the factors that Royce believes will increase the price of the security do not occur or do not have the anticipated effect. Value stocks may go in and out of favor over time and Royce may sell a security prior to the security realizing a gain in connection with changed market perception regarding the value of the security.

14. Comment: “Stock market and equity securities risk” references depositary receipts and real estate investment trusts, however the principal investment strategies state that these instruments are excluded from the list of eligible securities in the Fund’s investment universe. Please reconcile this disclosure.

Response: The Trust has removed the references to depositary receipts and real estate investment trusts in “Stock market and equity securities risk” in the Fund’s summary and Item 9 principal risk sections.

15. Comment: “Stock market and equity securities risk” references “shares of other investment companies, including exchange-traded funds.” If such investments are principal investments for the Fund, please disclose such investments in the principal investment strategies section and include corresponding risk disclosure. If investing in other investment companies/ETFs is not a principal investment strategy, please consider moving these references to the SAI.

Response: This language is intended to provide a general listing of the various instruments that are considered equity securities under the Fund’s policies. While some of these types of instruments are not distinguished as separate principal investments, this sentence is intended to provide broad examples of what is considered an equity security. The Trust believes that this helps an investor’s understanding of what is meant by an equity security, so that an investor can assess the risks with respect to equity investments. As such, the Trust has not made any changes in connection with the above-cited sentence.

16. Comment: In the Item 9 section titled “Defensive investing,” please disclose that the Fund may not achieve its investment objective when taking temporary defensive positions.

Response: The Trust will make the requested revision.

17. Comment: The Item 9 section titled “More on risks of investing in the fund” includes sector-focused risk disclosure, including “Consumer discretionary sector risk,” “Financial services sector risk,” “Healthcare sector risk” and “Industrials sector risk.” If these are principal investments/risks, please include them in the Fund’s summary section. If not, please state that these are non-principal risks in the Item 9.

Response: The Trust has added the following disclosure in the Fund’s principal investment strategy section:

As of the date of this Prospectus, the top three sectors represented by the fund’s investments were financials, health care and consumer discretionary. These sectors may change over time.

The Trust has also added risk disclosure corresponding to these sectors in the summary as requested.

18. Comment: Please confirm that appropriate risk disclosure is included that an adverse effect on the liquidity of the Fund’s shares could lead to wider bid/ask spreads and greater premiums/discounts to net asset value.

Response: The Trust confirms that appropriate disclosure related to Fund shares trading at a premium or discount to net asset value as well as wider bid/ask spreads is included, among other places, under the risk titled “Market trading risk.”

19. Comment: In the SAI, the Fund’s fundamental investment policy regarding concentration indicates that the Fund may concentrate its investments to approximately the same extent that its underlying index concentrates its investments. While the Staff notes that there is an explanatory paragraph below the policy to clarify that the Fund changed to an actively-managed ETF, please supplementally acknowledge that the Fund will update its fundamental investment policy regarding concentration to remove the above-referenced disclosure applicable to index-based ETFs at the first reasonable opportunity (i.e., at its next shareholder meeting).

Response: The Trust acknowledges that the Fund will seek to update its fundamental investment policy regarding concentration to remove the above-referenced disclosure at the first reasonable opportunity (i.e., at the next shareholder meeting).

20. Comment: In the explanatory paragraph related to the Fund’s fundamental investment policy regarding concentration in the SAI, the disclosure states that the policy will be interpreted to permit investment without limit in “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” Please qualify the carveout with respect to securities of state/municipal governments. For example, revenue bonds and bonds issued to finance specific projects should be subject to the industry concentration policy limits.

Response: Investment Company Act Release No. 9785 (May 31, 1977) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. However, we do not believe that any change to the Fund’s fundamental concentration policy is necessary, as it references “municipal governments . . . or political subdivisions,” which terms are consistent with staff guidance.

21. Comment: In the explanatory paragraph related to the Fund’s fundamental investment policy regarding concentration in the SAI, the disclosure states that “There also will be no limit on investment in issuers domiciled in a single jurisdiction or country; however, the Trust understands that the SEC staff considers securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” Please confirm that the carveout in the first clause of this sentence only applies to the extent that the issuer is not impacted by the other limits on industry concentration described in the registration statement (i.e., while issuers domiciled in a single jurisdiction or country don’t constitute an industry, such issuers are still subject to the other industry concentration limitations described in the registration statement).

Response: The Trust confirms that while issuers domiciled in a single jurisdiction or country don’t constitute an industry, such issuers are still subject to the other industry concentration limitations described in the registration statement.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Tara Gormel